FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 10, 2004, announcing the launch of Registrant’s next generation of products, the SkyEdge™ product family.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most CEO and President

Dated: February 11, 2004

Gilat Introduces the Next Generation – SkyEdge™ Product Family

SkyEdge system includes five VSAT products tailored for different markets, operating via a single hub

Petah Tikva, Israel, February 10, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today announced the launch of its next generation of products, the SkyEdge product family. The SkyEdge product family includes a series of VSAT products all able to operate via a single hub, supporting all communications services that customers such as enterprises, carriers, service providers and governmental customers require – from interactive data to broadband IP, public telephony and beyond. The revolutionary, unified platform supports a variety of applications and topologies including mesh, star and multi-star, and represents a major step forward in VSAT technology. It incorporates Gilat’s broad knowledge base and field-proven product offering acquired through nearly two decades of experience with data, telephony and broadband IP applications as a technology vendor and service provider. Gilat’s existing customers will benefit from a migration path to the new product family. The first SkyEdge customers plan to have networks installed in May 2004.

The SkyEdge Product Family: One system. A world of possibilities.
Able to support an endless array of applications in data, telephony and broadband IP, all using the same hub, the SkyEdge product family represents a breakthrough in the industry – it is the first truly comprehensive satellite communications platform to deliver superior data, voice and video services over a single, powerful system. Until now, each specific VSAT network required its own corresponding hub. This required an investment in separate, additional hubs to support a variety of applications. The SkyEdge family is a result of a two-year research and development effort that gives new meaning to the concept of a scalable, flexible and modular network, allowing customers to invest in a single system infrastructure and to add additional VSAT platforms as needed to accommodate new and different application requirements. Years of Gilat’s technical and operational experience, with market leading products such as the Skystar 360E and the DialAw@y IP, have been rolled into the SkyEdge product family.
The family consists of the SkyEdge System (the hub), and five VSAT products including:

•	SkyEdge™ Pro –Multi-service VSAT, supporting interactive data, mesh telephony, broadband IP and video, with plug-in card architecture, expanding the VSAT capabilities.

•	SkyEdge™ IP –IP Router VSAT, supporting interactive, broadband IP, VoIP and multicasting applications.

•	SkyEdge™Call– Telephony VSAT, supporting thin-route telephony applications.

•	SkyEdge™ Gateway –Trunking Solutions VSAT,providing mesh trunking solutions supporting digital telephony and IP data on demand trunking applications.

•	SkyEdge™ DVB-RCS –Enhanced Standard VSAT, fully supporting the DVB-RCS standard. Being much more than only a return link standard, this dual mode VSAT provides a unique real end-to-end standard solution for a satellite network operator with an arsenal of additional access schemes, embedded software and enhanced IP acceleration features for full flexibility and support in a complex IP environment.

Benefits for Gilat Customers (Network Operators)
The SkyEdge product family opens new markets and business opportunities for satellite network operators. These include:

•	Lower entry cost for satellite networking business and operation due to:

•	Lowest possible space segment cost with which to start the network's operation.

•	Single hub for multiple market needs.

•	Lower recurring space segment and operation costs due to enhanced system performance:

•	Improved space segment utilization, using 8PSK outbound with Turbo Coding.

•	Better throughput and higher bit rates, up to 2Mbps.

•	All embedded VSAT platform.

•	Tailored VSATs for different markets.

•	Better end user experience:

•	Embedded TCP and HTTP acceleration.

•	Embedded accelerated VPN.

•	Multiple services over the same VSAT, single box solution.

•	Total separation between different user groups, operational over the same hub.

•	Reduced business and road map risk for the operator:

•	Gilat's enhanced DVB-RCS VSATs and multi-service VSATs are operational in the same network.

"We are very excited about this new product line which once again demonstrates the Company's technological leadership in the industry," said Oren Most, Gilat's President and CEO. "Following extensive and thorough research of satellite communications customers in the various regions and market segments, Gilat defined the roadmap for its next generation of products to best tailor solutions to the customers' needs. SkyEdge strengthens Gilat's advantages over its competitors and enhances its positioning as a leader in the satellite data and telephony communications markets."

Company Continues to Sell, Support and Develop Existing Product Lines

While the SkyEdge product family marks the future road map of Gilat's product family, the Company will continue to sell, develop and support its existing successful products such as the Skystar Advantage, DialAw@y IP, Skystar 360E, SkyBlaster 360 and Faraway VSATs . More than 45 existing Skystar 360E networks worldwide with more than 40,000 VSATs installed, as well as new customers, have a seamless migration path to the new product family, which will enable existing Skystar 360E and SkyEdge product family VSATs to be operated and managed in the same network.

Additional Information

For additional information including downloading product brochures, visit our website at the following link: ‹http://www.gilat.com/SkyEdge_Intro_Downloads.asp›

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge(TM)Product Family which includes the SkyEdge(TM)Pro, SkyEdge(TM)IP, SkyEdge(TM)Call, SkyEdge(TM)DVB-RCS and SkyEdge(TM)Gateway. In addition the Company markets Skystar Advantage(R), DialAw@y(TM)IP, FaraWay(TM), Skystar 360E(TM)and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Barry Spielman
Director, Corporate Marketing
+972-58-573172; barrys@gilat.com

Gilat Investor Contact:
Tim Perrott,
+1 703- 848-1515
tim.perrott@spacenet.com